EXHIBIT 99.09

Chunghwa Telecom to participate in 20th Annual Asian Investment Conference held by Credit Suisse

Date of events: 2017/03/09

Contents:

1.Date of the investor conference:2017/03/28~2017/03/29

2.Time of the investor conference:08:30 am

3.Location of the investor conference: Hong Kong

4.Brief information disclosed in the investor conference: The conference will be held by Credit Suisse

5.The presentation of the investor conference release: Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website: Presentation will be released on http://www.cht.com.tw/chtir

7.Any other matters that need to be specified: None